UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VACCINOGEN, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

918641101

(CUSIP Number)

Anders Ture Georg Halldin

Odlingsvagen 10, Alta Sweden SE-13836

46-708-687566

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP No. 918641101	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anders Ture Georg Halldin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES	7.	SOLE VOTING POWER 15,803,738
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 15,803,738
PERSON WITH	10.	SHARED DISPOSITIVE POWER -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,803,738
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 918641101	13D	Page 3 of 6 Pages

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on September 3, 2014 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”) and relates to shares of common stock, par value $0.0001 per share, of Vaccinogen, Inc., a Maryland corporation (the “Issuer”). The principal office of the Issuer is located at 5300 Westview Drive, Suite 406, Frederick, MD 21703.

This Amendment No. 1 is being filed by Mr. Halldin to report changes to his beneficial ownership as a result of the purchase of the Issuer’s common stock and warrants.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 1 amends and restates Item 3 as set forth below.

On December 26, 2014, Mr. Halldin purchased 909,091 Units at $5.50 per Unit for $5,000,001. This investment included 934,580 shares of common stock (including Adjustment Shares) and warrants to purchase 272,727 shares of common stock. Mr. Halldin borrowed the funds used to purchase these Units ($5,000,001) from Stephen W. Robinson.

Investment funds provided by future investors who join TIS will be used to purchase the securities discussed in Item 4. Mr. Halldin may also use personal business funds in the transaction.

All shares will be issued without registration in reliance on the exemption in Section 4(a)(2) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder and/or Regulation S.

Item 4. Purpose of Transaction

This Amendment No. 1 amends and restates the fourth paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below.

Mr. Halldin and Mr. Robinson have also set forth certain terms regarding their investments in the Issuer in a binding term sheet dated August 20, 2014. Mr. Halldin wrote a put option, exercisable at any time, with an obligation to buy 1,869,159 shares of common stock, at a price of $5.35 per share from Mr. Robinson and Ms. Robinson. If such purchase had been made by August 31, 2014, Mr. Halldin would have received a warrant to purchase 272,727 shares of common stock, if such purchase had been made between September 1, 2014 and September 15, 2014, Mr. Halldin would have received a warrant to purchase 136,363 shares of common stock. Mr. Halldin is no longer entitled to receive warrants under the terms of this put option. In connection with writing this put option, Mr. Halldin acquired a call option (right to buy), exercisable at any time, to buy the same securities on the same terms from Mr. Robinson and Ms. Robinson.

Item 5. Interest in Securities of the Issuer

This Amendment No. 1 amends and restates Item 5 as set forth below.

(a) – (b) On August 22, 2014, Mr. Robinson and Ms. Robinson purchased 1,818,182 Units at $5.50 per Unit for $10,000,001. This investment included 1,869,159 shares of common stock (including Adjustment Shares) and warrants to purchase 545,454 shares of common stock. If the warrants are deemed to be exercised, and combining prior holdings, Mr. Robinson and Ms. Robinson are the joint direct beneficial owners of 2,950,620 shares of common stock and share voting and dispositive power over those shares.

CUSIP No. 918641101	13D	Page 4 of 6 Pages

Mr. Salazar is deemed to be the beneficial owner of the common stock he has the right to purchase under Rule 13d-3(d). Mr. Salazar has an option, excisable at any time, to buy: (1) 934,579 shares of common stock (including Adjustment Shares) and a warrant to purchase 272,727 shares of common stock, at a price of $5.50 per Unit, for a total of up to $5,000,000; and (2) up to 3,636,363 shares of common stock, at a price of $5.50 per share, for a total of up to $20,000,000. If the options are deemed to be exercised and the warrants are also deemed exercised, Mr. Salazar is deemed to be the direct beneficial owner of 4,843,669 shares of common stock and has sole voting and dispositive power over those shares.

On December 26, 2014, Mr. Halldin purchased 909,091 Units at $5.50 per Unit for $5,000,001. This investment included 934,580 shares of common stock (including Adjustment Shares) and warrants to purchase 272,727 shares of common stock.

Mr. Halldin is deemed to be the beneficial owner of the remaining rights under the Agreement with TIS. Therefore, Mr. Halldin has options, exercisable at any time, to buy: (a) up to 7,272,727 shares of common stock, at a price of $5.50 per share; and (b) up to 5,454,545 shares of common stock, at a purchase price of $5.50 per share, although this option will expire on the sixth month anniversary of August 22, 2014. Mr. Halldin may also exercise, at his discretion, a call option to purchase from Mr. Robinson and Ms. Robinson 1,869,159 shares of common stock, at a price of $5.35 per shares. If the options are deemed to be exercised and the warrants are also deemed exercised, Mr. Halldin is deemed to be the direct beneficial owner of 15,803,738 shares of common stock and has sole voting and dispositive power over those shares.

As of the date of this statement, the members of TIS listed above may constitute a group within the meaning of Section 13(d)(3) of the Act. The statements made herein shall not be construed to confirm or deny that Mr. Robinson and Ms. Robinson are members of a group within the meaning of Section 13(d)(3) of the Act. If Mr. Robinson and Ms. Robinson are considered to be members of such a group, the TIS members are deemed to be the beneficial owners of 21,728,868 shares of common stock held in the aggregate by the TIS members, representing 40.7% of the outstanding shares. If Mr. Robinson and Ms. Robinson are not considered to be members of such a group, the TIS members are deemed to be the beneficial owners of 20,647,407 shares of common stock held in the aggregate by the TIS members, representing 39.1% of the outstanding shares. According to the Issuer’s Form 10-Q filed on November 14, 2014, there were 34,027,593 shares of common stock outstanding as of November 10, 2014, together with the 934,580 shares of common stock purchased by Mr. Halldin on December 26, 2014 and the 18,389,122 shares underlying options and warrants deemed beneficially owned by the TIS members (or 19,712,827 shares if Mr. Robinson and Ms. Robinson are not deemed to be TIS members).

For purposes of this report, the TIS members have deemed the 18,389,122 shares (or 19,712,827 shares if Mr. Robinson and Ms. Robinson are not deemed to be TIS members) converted pursuant to Rule 13d-3(d)(1)(i) because the shares were acquired in a transaction with the purpose of changing the control of the Issuer.

CUSIP No. 918641101	13D	Page 5 of 6 Pages

(c) Except as described herein, with respect to Mr. Halldin, there have been no transactions in the class of securities reported on that were effected during the past sixty days prior to the date of this filing. See Items 3 and 4 for more information, which is incorporated by reference in this Item 5.

(d) Except as described herein with respect to the shares held by Mr. Robinson and Ms. Robinson that Mr. Halldin has a right to purchase, no other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by Mr. Halldin.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

n/a

Item 7. Material to be filed as Exhibits

n/a

CUSIP No. 918641101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2015

/s/ Anders Ture Georg Halldin
Name: Anders Ture Georg Halldin